EXHIBIT 19
FedEx Freight Holding Company, Inc.
Securities Manual
This Manual addresses certain federal securities law issues relating to the purchase and sale of securities of FedEx Freight Holding Company, Inc. and its subsidiaries (collectively, “FedEx Freight”) and related compliance matters. In light of the importance of preserving our reputation for maintaining the highest legal and ethical standards, as well as the detrimental impact of any failures to comply with applicable law, it is imperative that all FedEx Freight officers, managing directors, and employees and members of the FedEx Freight Holding Company, Inc. Board of Directors (the “Board”) fully understand their responsibilities under the relevant federal securities laws with respect to transactions involving FedEx Freight securities. This Manual also applies to family members, such as spouses, minor children, adult family members who share the same household, and any other person or entity whose securities trading decisions are influenced or controlled by you.
It is also FedEx Freight policy to comply with applicable securities laws with regard to trading in FedEx Freight securities on FedEx Freight’s behalf.
Transactions subject to the provisions of this Manual also include gifts of FedEx Freight securities, which may include gifts to trusts for estate planning purposes, as well as donations to a charitable organization.
To help ensure compliance with these laws, please read this Manual before engaging in any transactions involving FedEx Freight securities.
I. Inside Information; Duty Not to Trade in FedEx Freight Securities
A.Prohibition
Under the federal securities laws, company “insiders” (officers, managing directors, Board members, and anyone else having access to “material, non-public information” about FedEx Freight) are prohibited from trading (or tipping others to trade) in FedEx Freight securities (including common stock, debt, and any other type of security issued by FedEx Freight) on the basis of such information until the information has been disclosed to the public. This prohibition reflects the need, as perceived by Congress, the Securities and Exchange Commission (“SEC”), and the courts, to ensure equality of information between corporate insiders and members of the investing public so that each has the ability to make an informed judgment as to the value of FedEx Freight’s securities based on current material information.
This prohibition continues to apply after the termination of an insider’s service with FedEx Freight. If you are in possession of material, non-public information when your service with FedEx Freight terminates, you may not trade in FedEx Freight securities until that information has become public or is no longer material. Although the preclearance procedures specified in this Manual will cease to apply upon termination of service with FedEx Freight, if you are subject to a blackout period (as defined in Section I.D. of this Manual) at the time of termination of service, you may not trade in FedEx Freight securities until after the end of the blackout period.
Information relating to FedEx Freight is material if there is a substantial likelihood that it would affect the investment decision of a reasonable investor or if it would have an effect (positive or negative) on the market value of FedEx Freight’s securities. Materiality with respect to contingent or speculative events depends upon a balancing of the probability that the event will occur and the magnitude, if it does, on FedEx Freight’s business, operations, and financial condition. The determination of materiality is not always an easy matter, but it should be remembered that courts that rule on particular transactions or activities have the benefit of hindsight. While it is not possible to list every situation that would involve “material” information, the following are examples of what may be considered material information:
•Financial results or projections, including changes to previously announced earnings guidance or decisions to suspend earnings guidance;
•Discussions regarding business acquisitions, mergers, dispositions, joint ventures, restructurings, or other significant transactions, as well as developments regarding integrations and other post-merger activities;
•Changes in analyst recommendations or debt ratings with respect to FedEx Freight securities;
•A significant data breach, cyberattack, cyber-intrusion, or other disruption to FedEx Freight’s technology infrastructure;
•Stock splits and stock dividends;Changes in dividend or stock repurchase policies;Public offerings or private sales of debt or equity securities;
•Actual or threatened stockholder activism;
•Changes in senior management or the Board;
•Significant new products, services, or marketing plans;
•Substantial capital expenditures and plans with respect to future capital expenditures;

•Key contract awards, modifications, or cancellations;
•Significant write-offs or impairments or liquidity concerns;
•Changes in accounting methods or independent auditor;
•Labor negotiations, contracts, disputes, strikes, or lockouts;
•Litigation or government investigations involving FedEx Freight or any FedEx Freight officers or Board members;
•A significant disruption in FedEx Freight’s operations; and
•Any substantial change in industry circumstances or competitive conditions that could significantly impact FedEx Freight’s earnings or growth prospects.
If you are unsure whether particular non-public information is material, you should either consult the Securities and Corporate Law Department before trading in FedEx Freight securities or assume that the information is material. It should be noted that either positive or negative information can be material. Further, the fact that an insider may have had in mind other factors or good intentions in purchasing or selling FedEx Freight securities while in possession of material, non-public information may not absolve the insider from liability for such trading. The fact that a trade was made while the information was non-public may be sufficient to establish such liability. Additionally, to be “public” the information must have been widely disseminated in a manner designed to reach investors generally, and investors must be given the opportunity to absorb the information. It is important to note that information is not necessarily public merely because it has been discussed in the press or on social media, which will sometimes report rumors. Information generally would be considered to be widely disseminated if it has been disclosed in a public disclosure document filed or furnished with the SEC or a press release distributed through a widely circulated news or wire service, or on the Investor Relations page of the FedEx Freight website.
You should also not buy or sell (or tip others to buy or sell) the securities of another company while in possession of material, non-public information about the other company that you learned in the course of your role with FedEx Freight. In certain instances, information regarding FedEx Freight (including, but not limited to, its financial results) could be material to another company.
B.Penalties
The federal securities laws impose potentially severe civil and criminal penalties on persons who improperly possess or use material, non‑public information in connection with a purchase or sale of securities. The SEC may bring a lawsuit against persons who engage in insider trading seeking three times the amount of the profit gained or loss avoided as a result of such an illegal transaction.
The SEC may also seek substantial civil penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation” (e.g., an employer who controls an employee), if the controlling person both (1) knew or recklessly disregarded the fact that the employee was likely to engage in a violation and (2) failed to take appropriate steps to prevent that violation before it occurred.
Substantial criminal penalties, including imprisonment and significant monetary penalties, may also be imposed for willful violations of the federal securities laws. Additionally, conduct that violates the guidelines set forth in this Manual constitutes grounds for company-imposed discipline, up to and including termination.
C.Limitation of Access to Undisclosed Material Information
You are obligated to maintain the confidentiality of material, non-public information acquired in the course of your employment at FedEx Freight. You should never discuss confidential information with anyone outside the company unless there is a legitimate business reason and, even then, only if a confidentiality agreement is in place. In addition, you should not disclose confidential information to any other FedEx Freight employee or third party with whom FedEx Freight does or may do business unless he or she has a legitimate, business-related need to know the information. The FedEx Freight Corporate Governance Guidelines set forth additional confidentiality requirements applicable to Board members. You should also exercise caution when discussing FedEx Freight business in public places where conversations can be overheard, such as restaurants and elevators, and you should avoid reading confidential documents in public places, such as airplanes or trains.
Tipping another person to buy or sell securities based upon such information also violates the federal securities laws and can result in the same severe civil and criminal penalties that apply to other types of insider trading—even though you did not trade and did not gain any benefit from the other person’s trading. In addition, as further described in the FedEx Freight Regulation FD Policy, the federal securities laws prohibit the selective disclosure of material, non-public information to others outside the company, such as securities analysts or investors.
D.Trading Windows
In order to provide a degree of certainty as to when trading by FedEx Freight officers and managing directors, certain other FedEx Freight employees in sensitive positions, and Board members is permissible, in addition to the general limitations described in this Manual, trading or gifting of FedEx Freight securities is only permitted during designated windows, as described below. Such officers and managing directors, employees, and Board members must not trade, directly or indirectly, in FedEx Freight securities at any time when the trading window is not open (referred to as a “blackout period”).
It is expected that the trading window will close at the end of the last trading day of the second month of each fiscal quarter and open at the beginning of the second trading day after quarterly earnings for such quarter are actually released to the public.
FedEx Freight may begin the blackout period for a quarter before the regularly scheduled date and may impose extraordinary blackout periods during which trading will not be allowed when there are significant developments that have not yet been made public. You will be notified of any extraordinary blackout periods that apply to you, and you will not trade in FedEx Freight securities during any blackout period.
The prohibition against trading in FedEx Freight securities during any blackout period does not apply to the exercise of employee stock options where no FedEx Freight common stock is sold in the market to fund the option exercise price or related taxes (i.e., a net exercise or where cash is paid to exercise the option). However, shares acquired pursuant to such an exercise during a blackout period may only be sold during an open trading window. This prohibition on the sale of such stock acquired pursuant to an option exercise during a blackout period makes it impossible to execute a “cashless” stock option exercise during a blackout period.
Additionally, this prohibition does not apply to purchases of FedEx Freight stock for your account by any FedEx Freight employee stock purchase plan. This prohibition does apply, however, to an initial election to participate in any FedEx Freight employee stock purchase plan, any changes to amounts contributed to a plan, and sales of FedEx Freight stock purchased pursuant to a plan.
E.Mandatory Preclearance of Transactions in FedEx Freight Securities
In order to help ensure compliance with the federal securities laws and this Manual, Board members and officers subject to the reporting requirements of Section 16 (“Section 16 Officers”) of the Securities Exchange Act of 1934 (the “Exchange Act”) are required to clear every proposed transaction, direct or indirect, in FedEx Freight securities (including stock option exercises and gifts of FedEx Freight stock) before initiating the transaction.
A preclearance request must be submitted in writing to the Securities and Corporate Law Department at least two business days in advance of any proposed transaction and specify the date of the proposed transaction. In addition, in the case of any transaction (other than (i) a net exercise of stock options where no FedEx Freight stock is sold in the market to fund the option exercise price or related taxes or (ii) a transfer from one account solely in the name of the requesting person to another account solely in the name of the requesting person), the requesting person must affirmatively state in the preclearance request that she or he is not in possession of any material, non-public information regarding FedEx Freight. Any preclearance approval expires at the close of business on the transaction date specified in the preclearance approval. Any preclearance approval may be revoked if there is a change in the status of material, non-public information regarding FedEx Freight prior to completion of the approved transaction. If the transaction is not completed on the date specified in the preclearance approval, a new preclearance request must be submitted. A requesting person may only have one preclearance approval outstanding at any time. Requesting persons must receive written approval prior to engaging in any transactions as follows:
•For Section 16 Officers, preclearance requests must be approved by the (1) Securities and Corporate Law Department, (2) Chief Legal Officer, and (3) President and Chief Executive Officer, except as otherwise provided below.
•For the President and Chief Executive Officer, preclearance requests must be approved by the (1) Securities and Corporate Law Department, (2) Chief Legal Officer, and (3) the Chairman of the Board or Lead Independent Director.
•For the Chief Legal Officer, preclearance requests must be approved by the (1) Managing Director – Securities and Corporate Law and (2) President and Chief Executive Officer.
•For any non-management Board member, preclearance requests must be approved by the (1) Securities and Corporate Law Department, (2) Chief Legal Officer, and (3) the Chairman of the Board or Lead Independent Director.
The Securities and Corporate Law Department shall maintain a record of preclearances granted under this Manual.
F.Rule 10b5-1 Plans
The SEC provides an affirmative defense from insider trading liability for securities-trading plans that meet certain detailed requirements (so-called “Rule 10b5-1 plans”). A Rule 10b5-1 plan must either specify (including by formula) the amount, pricing, and timing of transactions in advance or delegate discretion on these matters to an independent third party. In general, an individual must not enter into a Rule 10b5-1 plan at a time when he or she is aware of any material, non-public information regarding FedEx Freight, and once the Rule 10b5-1 plan is adopted, the individual must not exercise any influence over the number of securities to be traded, the price at which they are to be traded, or the date of the trade.
Rule 10b5-1 plans for Board members and FedEx Freight officers must be precleared as set forth above and shall be administered in accordance with Rule 10b5-1 of the Exchange Act. Trades in FedEx Freight securities that are executed pursuant to a preapproved Rule 10b5-1 plan are not subject to the prohibition against trading on the basis of material, non-public information or mandatory preclearance. Rule 10b5-1 plans may only be adopted during an open trading window and at a time when you are not aware of any material, non-public information. All Rule 10b5-1 plans relating to FedEx Freight securities (1) must be in the form preapproved by the Securities and Corporate Law Department, (2) shall include a “cooling-off” period between enacting the plan and when trading pursuant to the plan can begin (for Board members and Section 16 Officers, the cooling-off period shall comply with Rule 10b5-1 of the Exchange Act), and (3) shall be administered by Merrill Lynch, the service provider for FedEx Freight’s stock plans.
II.Prohibited Transactions
You are prohibited from, directly or indirectly, purchasing financial instruments or otherwise engaging in transactions that (a) signal a lack of confidence in FedEx Freight’s prospects; (b) may lead to inadvertent insider trading violations; or (c) hedge or offset, or are designed to hedge or offset, any decrease in the market value of FedEx Freight securities, including the following financial instruments and transactions:
•Publicly traded (or exchange-traded) options, such as puts, calls, and other derivative securities;
•Short sales, including “sales against the box”;
•Margin accounts and pledges; and
•Hedging or monetization transactions designed to limit the financial risk of ownership, including prepaid variable forward contracts, equity swaps, collars, exchange funds, and other similar transactions.
A.Publicly Traded Options
Options trading is highly speculative and very risky. People who buy options are betting that the price of the underlying security will move rapidly. For that reason, when a person trades in options in his or her company’s securities, it may arouse suspicion in the eyes of the SEC that the person is trading on the basis of material, non-public information, particularly if the trading occurs before a company announcement or major event. It is often difficult for an individual to prove that he or she did not know about the announcement or event. If the SEC or the stock exchanges were to notice active options trading prior to a significant corporate announcement, they would likely investigate. Such an investigation could be embarrassing to FedEx Freight (as well as expensive) and could result in severe penalties and significant expense for the persons involved.
Publicly traded options to buy or sell FedEx Freight securities, such as those traded on the Chicago Board Options Exchange, are not issued by FedEx. Rather, they are issued by the Options Clearing Corporation. Despite this fact, transactions in publicly traded options can raise insider trading-related issues, as they involve the right to buy or sell the underlying FedEx Freight securities. Because of the possibility that a trade in the underlying securities might be triggered during a blackout period and the numerous opportunities for speculative abuse of inside information presented by transactions in publicly traded options, you may not engage, directly or indirectly, in such transactions.
B.Short Sales
A short sale is the sale of a security not owned by the seller, or if owned, not delivered (the so-called “short sale against the box”), which involves the borrowing of securities from the seller’s broker for the account of the seller, and delivery of the borrowed securities to the buying broker. At some point in the future, the short seller is obligated to purchase securities to make good or cover the short position. The short seller hopes that he or she will be able to purchase (cover) at a price lower than the price at which he or she made the short sale. Thus, a short seller is a person who expects a security to decline in market value. Because short sales are inherently speculative in nature and can depress the price of securities, you may not, directly or indirectly, make short sales of FedEx Freight securities.
C.Margin Accounts and Pledges
Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. Because a margin or foreclosure sale may occur at a time when you are aware of material, non-public information or otherwise are not permitted to trade in FedEx Freight securities, you may not, directly or indirectly, hold FedEx Freight securities in a margin account or pledge FedEx Freight securities as collateral for a loan. Exceptions to this prohibition may be granted on a case-by-case basis by:
•The Chairman of the Board or Lead Independent Director and the Chief Legal Officer with respect to any non-management Board member or the President and Chief Executive Officer, in each case, if such requesting person clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities;
•The President and Chief Executive Officer and the Managing Director – Securities and Corporate Law with respect to the Chief Legal Officer, if he or she clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities; and
•The Chief Legal Officer in all other instances, if such requesting person clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities.
D.Hedging or Monetization Transactions Hedging or monetization transactions involve the establishment of a short or long position in FedEx Freight securities and limit exposure to fluctuations in value. These transactions also may signal a lack of confidence in FedEx Freight’s prospects. Accordingly, you may not engage, directly or indirectly, in any hedging or monetization transactions, such as prepaid variable forward contracts, equity swaps, collars, exchange funds, and other similar transactions involving FedEx Freight securities.
III.Stock Options
Merrill Lynch is the service provider for our stock plans. All stock option exercises must be executed through Merrill Lynch. Information regarding your stock options (including the basic federal income tax consequences related to stock options) is available at www.benefits.ml.com.
Those persons who require preclearance prior to any transaction (see Section I.E) must exercise their options by contacting the Carlson, Merkel & Dinsmore Executive Services Team at Merrill Lynch. They may be reached by phone at (214) 969-2382.
All other persons may exercise their stock options either online at www.benefits.ml.com or by calling 855-606-0400 or 1-609-450-1857 (collect) if calling from outside the United States, Puerto Rico, or Canada.
IV.Compliance and Oversight
The Governance Committee shall periodically review and discuss this Manual with management and shall recommend any proposed changes to this Manual to the Board of Directors for approval (other than changes of a strictly administrative nature).
V.Contact Information
This Manual was developed by the Securities and Corporate Law Department. The SEC and government prosecutors vigorously enforce the insider trading laws against both individuals and corporations. Given this risk, the Securities and Corporate Law Department is available to provide you with specific guidance concerning any potential transaction in order to assist you in complying with the insider trading laws. Inquiries regarding this Manual or transactions in FedEx Freight securities may be addressed to Edward J. Garitty, Managing Director – Securities and Corporate Law.
Adopted June 1, 2026